

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3551

April 9, 2009

By Facsimile and U.S. Mail

Mr. William C. Bousema
Interim Chief Financial Officer
United Fuel & Energy Corporation
1800 W. Katella Ave., Suite 102
Orange, California 92867

> **Re:** **United Fuel & Energy Corporation**
> **Form 10-K/A for the fiscal year ended December 31, 2006**
> **Filed September 21, 2007**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed April 15, 2008**
> **File No. 000-32473**

Dear Mr. Bousema:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,
                    /s/Andrew Mew
                    Andrew Mew
                    Accounting Branch Chief